American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Third Quarter ended September 30, 2005, as of November 14, 2005)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) and American Bonanza Gold Mining Corp. (“Bonanza”) annual audited consolidated financial statements for the periods ended December 31 2004 and the unaudited consolidated financial statements of the Corporation for the nine months ended September 30, 2005 and 2004. The comparative information for the nine months ended September 30, 2004 and as at December 31, 2004 is that of Bonanza under the continuity of interests accounting discussed below. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the identification, acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Copperstone gold project in Arizona, United States is currently the subject of a pre-feasibility study scheduled for completion in January 2006. Additionally the Corporation has recently, as described below, acquired the Fenelon gold project in Quebec, Canada which will be the subject of a significant surface drilling program during 2005 and 2006 for purposes of advancing Fenelon to the development stage.

Acquisition of International Taurus Resources Inc. and Fairstar Explorations Inc.’s Mineral Interests

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004, subsequently amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., closed the following transactions on March 30, 2005.

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 of a common share, option and warrant, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 of a common share, option and warrant, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, the Corporation is the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,926.

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions. The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition.

Overview of Performance

The Corporation’s working capital as at September 30, 2005 was $4,909,562 compared with a working capital position of $8,750,640 as at December 31, 2004. The decrease in working capital was primarily attributable to increased expenditures levels at the Copperstone gold property totaling $4,895,750 in the period; the assumption of a loan facility of $1,453,340 and $471,966 in accounts payable and acquisition related expenditures resulting from the Arrangement described above; all of which were partially offset by a private placement totaling $4,001,562, net of share issue costs. The loss for the nine months ended September 30, 2005 was $2,465,141 or $0.04 per share compared with a net loss of $1,089,609 or $0.02 per share for the comparable period in 2004.

The current work programs at the Corporation’s Copperstone gold project (“Copperstone”) fall into two main efforts. First, drilling programs are underway with the objective of converting resources into the measured and indicated resource category followed by defining proven and probable reserves. Second, drilling and other exploration programs are underway with the objective of expanding resources through the discovery of new gold zones. A substantial portion of these programs, which commenced in 2003, are complete.

The current stage of evaluation at Copperstone includes the completion of a pre-feasibility study which was commissioned on May 9, 2005. AMEC E & C Services Inc. (“AMEC”) were selected to conduct the study with completion planned for January 2006. AMEC will prepare a National Instrument 43-101 compliant pre-feasibility study that will accomplish the following:

  Update the geologic model and estimate measured and indicated resources
  Determine the optimal mining method and rate
  Define proven and probable ore reserves
  Develop a long term mine plan
  Review metallurgical test work
  Optimize the process flow sheet & plant design
  Estimate capital and operating costs
  Perform detailed financial analysis
  Assess project sensitivity to key variables
  Develop a project implementation schedule

On a parallel path, the Corporation continues to collect environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. The Corporation has retained certain specialized firms with “best in class” qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

Selected Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2004 and the nine month period ending September 30, 2005. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation and Bonanza.

	September 30,		December 31,
	2005	2004	2004	2003	2002
	$	$	$	$	$
Net loss	(2,465,141)	(1,089,609)	(1,219,731)	(605,214)	(485,054)
Net loss per share	(0.04)	(0.02)	(0.01)	(0.01)	(0.01)
Total cash and cash equivalents	5,441,658	11,427,854	9,467,224	13,406,295	1,616,691
Working capital		11,486,958	8,750,640	13,089,684	105,622
Total debt	Nil	Nil	Nil	Nil	1,722,131
Total assets	58,752,689	28,199,640	28,688,663	25,006,389	10,659,685
Shareholders’ equity	54,220,103	27,582,914	27,496,142	24,202,178	7,696,078

Results of Operations

For the nine months ended September 30, 2005, the Corporation had a net loss of $2,465,141 or $0.04 per share compared with a net loss of $1,089,609 or $0.02 per share for the corresponding period in 2004. The increase from the comparable period was primarily attributable to stock based compensation expense of $900,599 and increased expenditures levels resulting from the Arrangement in both the general and administrative and business development expenditures categories due to increased activity and personnel.

Interest income decreased to $101,320 from $244,468 which was the direct result of decreased cash balances from the comparable period in 2004. General and administrative expenditures increased to $1,061,733 from $877,319 in the comparable period which was the direct result of increased public company expenses, severance costs resulting from the Arrangement, insurance and expenditure levels resulting from the arrangement. Increased activity also contributed to $179,051 in general business development related expenditures associated with the Arrangement discussed above and a further $73,328 being incurred in period for the ongoing review of various corporate opportunities for total business development costs of $252,379 for the nine months ended September 30, 2005. Public company expenses increased to $450,256 from $340,607 for comparable period due primarily to investor relations initiatives in the period.

Exploration expenditures remain at consistent levels from the comparable period and include activity relating to ongoing property evaluations and investigations. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada and Val d'Or, Quebec.

Summary of Quarterly Results

Selected consolidated financial information for the most recently completely quarters of fiscal 2005, 2004 and 2003 are as follows:

	2005			2004			2003
	Sept.	June	Mar.	Dec.	Sept.	June	Mar.	Dec.	Sept.
	$	$	$	$	$	$	$	$	$
Interest income
and other	28,756	6,456	66,108	61,359	79,176	81,282	84,010	118,253	32,187
Net loss	(546,482)	(1,611,554)	(307,105)	(130,122)	(456,612)	(491,260)	(141,737)	(174,537)	(156,506)
Net loss per share	(0.01)	(0.02)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)

Liquidity and Capital Resources

The Corporation’s working capital as at September 30, 2005 was $4,909,562 compared with a working capital position of $8,750,640 as at December 31, 2004. Flow-through funds of $3,582,798 are included in working capital and must be spent prior to December 31, 2006 and are restricted to expenditures that qualify as Canadian Exploration Expenditures, as defined in the Income Tax Act (Canada). The decrease in working capital in the period was primarily attributable to increased expenditure levels in the period at the Copperstone gold property totaling $4,895,750, the assumption of a loan facility of $1,453,340, and $471,966 in accounts payable and acquisition related expenditures resulting from the Arrangement. The cash acquired on the Arrangement with Taurus totaled $996,576. The Taurus cash offset a substantial portion of the incremental cash costs related to the Arrangement in the amount of $1,233,605, including $300,000 of cash paid directly to certain creditors of Fairstar.

During the nine months ended September 30, 2005, the Corporation continued its underground and surface exploration and development programs at the Copperstone project. A substantial portion of the underground and surface drilling program has been completed. Total development and exploration expenditures during the period totaled $4,895,750 or $13,487,528 since the program began in 2003.

In connection with the Arrangement, as summarized above, the Corporation, through Taurus, assumed a loan with Stonegate Management Limited (“Stonegate”) for US$1,000,000. On June 1, 2005 the Corporation agreed with Stonegate to revise the terms of the loan agreement whereby the net profits interest would be reduced to 2% on the Fenelon project rather than 6% of 62% of the Fenelon project, repay $US400,000 of principal, pay accrued interest to May 31, 2005 and extend the common share purchase warrants to December 1, 2007. Under the amended terms, the Corporation repaid US$400,000 of principal and accrued interest to May 31,2005 totaling US$231,813 through the issuance of 1,224,551 common shares of the Corporation at a deemed price of Cdn.$0.65 per common share. Additionally the Corporation agreed to repay the remaining balance of the loan upon the earlier of its next equity financing or December 1, 2005. As a result of the private placement completed on August 5, 2005, described below, the Corporation completely repaid on August 12, 2005, the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942

On August 5, 2005, the Corporation completed a private placement totaling $4,392,900 consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 units at a price of $0.45 per unit totaling $714,600. Each unit consisted of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

As at September 30, 2005, the Corporation had cash of $5,441,658 compared to $9,467,224 as at December 31, 2004. The Corporation currently has no debt and has adequate working capital to continue its current development and exploration programs which includes the completion of the Copperstone gold project pre-feasibility study and an aggressive surface drilling program at the Fenelon gold project designed to expand the known gold resources for purposes of advancing the Fenelon project to the development stage.

Subsequent Events

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$425,000 on November 10, 2005 and as a result the Corporation returned the Pamilco project to the property vendor and will recognize a write-down of approximately $1,742,805 for the year ended December 31, 2005.

Ross-Finlay 2000 Inc (“Ross-Finlay”), the mining contractor for the Fenelon test-mining program conducted in 2004, filed before the Superior Court of Quebec, an action for recovery of an account stating that Ross-Finlay was owed and an amount of $401,900 for services rendered. The Corporation disputed Ross Finlay’s claim and filed a defence and counterclaim in the amount of $390,000. The amount claimed by Ross-Finlay was recorded as a contingent liability in accounts payable as at September 30, 2005. On November 10, 2005 the Corporation negotiated a settlement with Ross-Finlay whereby for the transfer of certain assets held by Ross-Finlay the Corporation agreed to pay $75,000 as final payment for all past services rendered. This settlement reduces the recorded contingent liability by $326,900 at September 30, 2005.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

Prior to January 1, 2004, the Corporation applied the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board amended CICA Handbook Section 3870-Stock-Based Compensation and Other Stock-Based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, stock based compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents, a substantial portion of which relate to the Corporation’s equity financings completed in 2003 and related warrant exercises during 2004.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the identifying, acquiring, exploring and developing high-grade gold projects.

As an exploration stage company the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing the Copperstone pre-feasibility study described above and funding its planned development and exploration expenditures at the Fenelon gold project.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its current and future development and growth initiatives.